July 25, 2024

Ian Somaiya
Chief Financial Officer
New Amsterdam Pharma Company N.V.
Gooimeer 2-35
Naarden
The Netherlands 1411 DC

       Re: New Amsterdam Pharma Company N.V.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Filed February 28, 2024
           File No. 001-41562
Dear Ian Somaiya:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023
Management's Discussion and Analysis of Financial Condition and Results of Operations
General, page 95

1. You disclose that your previously reported financial statements as of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022, prepared in accordance with IFRS, contained an error. Please tell us when you concluded that there was an error in these financial statements. In addition, tell us how you considered the implications of the error and the timing of its discovery on the following:
           filing a Form 8-K, pursuant to Item 4.02, to report a nonreliance on previously issued financial statements; and
           filing an amended Form 20-F to report restated financial statements and to correct other misstated disclosures.
 July 25, 2024
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Frank Wyman at 202-551-3660 or Angela Connell at 202-551-3426 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:   Brian Rosenzweig